September 2, 2016

Coy Garrison, Esq.

Special Counsel

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	KeyStone Solutions, Inc.
Amendment No. 1 to
Offering Statement on Form 1-A
Filed July 15, 2016
File No. 024-10551

Dear Mr. Garrison:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, KeyStone Solutions, Inc. (“KeyStone” or the “Company”), by your letter dated August 9, 2016 (the “Comment Letter”), regarding the above-referenced filing (the “Amended Offering Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, KeyStone will file Amendment No. 2 to the Offering Statement on Form 1-A (the “Second Amendment”) reflecting the Commission’s requested disclosure edits.

Part II, Cover Page

Comment 1. We note your response to comment 2 of our letter stating that the offering will commence two days after qualification. It is therefore not clear how twelve months from qualification could occur earlier than six months after commencement of the offering. Please revise as appropriate. Please also reconcile this disclosure with your last sentence on page 71, which appears to equate the “Offer Expiration Date,” which is eighteen months after the initial closing, with the minimum offering period. Please ensure that your disclosure is consistent throughout the offering circular.

Response: The Company has revised the Minimum Offering Period to be six months from the Qualification Date, and the Offering Expiration Date to be twelve months from the Qualification Date, and has made corresponding revisions throughout the entire offering circular to ensure consistency. The Company confirms the offering will still commence two calendar days after the Qualification Date as previously disclosed in the Amended Offering Statement.

Note 2 – Pro forma adjustments, page 30

Comment 2. Please tell us how you determined it was appropriate to eliminate the impact of adjustments (c), (e) and (f) from your pro forma financial statements.

Response: The pro forma financial statement presentation has been revised in response to this comment. Please see pages 26-30 of the Second Amendment.

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Liquidity and Capital Resources, page 40

Comment 3. Please revise your disclosure to state your anticipated source of funds to pay the 7% per annum cash dividend for your Series A Preferred Stock included in this offering and to discuss whether you believe the dividend payments will have a material effect on your liquidity and capital resources.

Response: The disclosure has been revised as requested to state the anticipated source of funds for both a minimum and maximum offering and to discuss that the Company does not believe the dividend payments will have a material affect on its liquidity and capital resources. Please see page 1 and page 43, respectively, of the Second Amendment.

Compensation of Directors and Executive Officers, page 48

Comment 4. We note your response to comment 9 of our letter. Please revise your disclosure to clarify that you do not have a compensation committee comprised of a majority of independent directors and to state whether the objective goals upon which bonuses may be conditioned may be waived after being set.

Response: The disclosure has been revised as requested, and the Company confirms and has now disclosed that the objective goals may not be waived after being set. Please see the revised disclosure at page 51 of the Second Amendment.

Plan of Distribution, page 69

Comment 5. We note your response to comment 11 of our letter. We will continue to monitor for disclosure regarding the actual percentages and expense amounts that are to be paid to Folio.

Response: The underwriters have advised us that they are discussing a revised compensation structure with FINRA and are awaiting final approval of their proposal by FINRA. Please see the revised disclosure in the Plan of Distribution at page 72 of the Second Amendment for the revised compensation structure that is being proposed to FINRA by the underwriters.

Underwriter Warrants, page 71

Comment 6. We note your response to comment 4 of our letter. Please clarify, if true, that the units and common stock being offered in this offering statement will not be issued to the underwriters upon exercise of the underwriter warrants that you intend to issue in reliance upon Section 4(a)(2) of the Securities Act of 1933.

Response: As a result of the underwriter’s discussions with FINRA regarding compensation as set forth above in response to Comment No. 5, the Underwriter Warrants have been eliminated in their entirety. All references to the Underwriter Warrants have therefore been deleted from the Second Amendment.

KeyStone Solutions, Inc. consolidated financial statements, page F-22

Comment 7. We have reviewed your response to comment 12 of our letter. Please provide audited financial statements of the registrant in your next amendment. Refer to Form 1-A, Part F/S (c)(1)(i).

Response: As discussed by telephone with the staff in response to this Comment No. 7, and as previously disclosed in response to prior Comment No. 12, as the Company was formed in March of 2016, has no assets other than its shares in AOC Key Solutions, Inc., and has had no operations since its formation other than those incidental to its formation and the proposed offering, no substantive information would be communicated to investors by including audited financials for KeyStone Solutions, Inc. that is not otherwise provided by the included AOC Key Solutions, Inc. audited and interim financials and the pro forma financial information. The Company has added explanatory disclosure to this effect at page 24 of the Second Amendment.

(7) Merger, page F-34

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London ■ Brussels

Comment 8. We note your response to comment 13 of our letter. In your next amendment to the document, please disclose the information required by ASC 805-10-50-2 for this transaction or tell us why the required disclosures are not provided. Additionally, please tell us who the accounting acquirer is and how you considered the guidance in ASC 805- 40.

Response: The requested disclosure has been added. Please see revised Note 7 on page F-37 of the Second Amendment. To address the accounting for the business combination and the presentation and footnote disclosure in the financial statements, the Company used the guidance of ASC 805-40 to identify the Company as the accounting acquirer and AOC Key Solutions, Inc. as the accounting acquiree. The Company determined that the ownership and control of both companies were the same immediately prior to, and subsequent to, the merger. Post-merger the ownership and management of the Company had control over the operations of the combined entity, including AOC Key Solutions, Inc. Based on that assessment management determined that the Company should be identified as the parent and AOC Key Solutions, Inc. as the subsidiary.

* * *

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 202.624.2925 or via email at mdefeo@crowell.com.

Sincerely,

/s/ Morris F. DeFeo, Jr.

Morris F. DeFeo, Jr.

cc:	Robert Berman

Enclosures

Crowell & Moring LLP ■ www.crowell.com ■ Washington, DC ■ New York ■ San Francisco ■ Los Angeles ■ Orange County ■ Anchorage ■

London ■ Brussels